Place Technology
2,190 followers
Promoted

✅ Proven leadership team
✅ Great product
✅ Award-winning culture

Place Technology is raising money from new investors. Read the terms and learn more on Wefunder.

Legal disclosure: https://bit.ly/32Aaay4


place
built in
2021 BEST PLACES TO WORK AUSTIN
High Performer
SPRING
2021
built in ATX
50
STARTUPS TO WATCH
View the terms on WEFUNDER

Invest in Place Technology on Wefunder
wefunder.com

Learn more

45